Counter Press Acquisition Corporation
1981 Marcus Avenue, Suite 227
Lake Success, NY 11042

December 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Gregory Herbers

Re:	Counter Press Acquisition Corporation Draft Registration Statement on Form S-1 Submitted August 10, 2021 CIK No. 0001873964

Dear Mr. Herbers:

Counter Press Acquisition Corporation, a Cayman Islands exempted company (the “Company,” “we,” “us” or “our”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 3, 2021, regarding the Company’s Registration Statement on Form S-1 confidentially submitted to the Commission on August 10, 2021 (the “DRS”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Registration Statement on Form S-1 with the Commission through EDGAR (the “Registration Statement”).

Draft Registration Statement on Form S-1 submitted August 10, 2021

Capitalization, page 74

1.       We note that you are offering 7,500,000 shares of Class A ordinary shares as part of your initial public offering of units, but footnote 4 suggests that you will show less than all 7,500,000 shares of Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99- 3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 7,500,000 shares of Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

In making its accounting conclusion, the Company considered ASC 480-10-S99-3A which requires preferred securities (and other redeemable equity securities by analogy) that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer.

Based on further analysis, the Company now believes the treatment presented in the DRS is incorrect and has revised the Registration Statement accordingly.

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are presented in the Registration Statement at redemption value as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet.

We thank the Staff in advance for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, William N. Haddad, Esq., at wnhaddad@venable.com or by telephone at (212) 503-9812.

Very truly yours,

/s/ Michael Kalt
Michael Kalt Chief Financial Officer